Mail Stop 3561

June 26, 2008

Mr. Daryl K. Gisser
  President and Chief Executive Officer
GISSER AUTOMOTIVE CONCEPTS, INC.
52 Edison Court
Monsey, NY 10952

> **Re: Gisser Automotive Concepts, Inc.**
> **Registration Statement on Form S-1, Amendment No. 4**
> **Filed May 28, 2008**
> **File No. 333-145181**

Dear Mr. Gisser:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dilution, page 17

1.   We note your changes made in response to prior comment 2; however, it appears the first sentence of the paragraph that begins with "As of January 31, 2008, the net tangible book value of our common stock was ($946,458)…shares outstanding" should be expanded to include the phrase "since $990,000 is attributable to our preferred stock." As a result of this revision, the second sentence would be revised to end with the $43,542 amount shown.

2.   Further, as Item 506 of Regulation S-K pertains to dilution to <u>common</u> shareholders, your computation of pro-forma net tangible book value of <u>common stock</u> would appear to be $8,978,542 or $0.38 per share rather than $9,968,542 or $0.42 per share, based on a maximum of 23,659,333 <u>common shares</u> outstanding after the offering. We calculated the revised amount of $8,978,542 as follows: ($946,458) net tangible book value of common stock plus $9,925,000 net proceeds. The dilution amount to new investors would also appear to be $0.62 rather than $0.58 per share. Also the third and fourth sentences of this paragraph should be revised to clarify that you are referring to "net tangible book value" of <u>common stock</u>. Finally, the table near the bottom of page 17 should also be revised to account for the changes in calculations noted above. Please revise or advise.

Dividend Policy, page 42

3.   We note your disclosure of arrearages in preferred stock dividends made in response to prior comment 5. However, we believe this disclosure should be relocated or repeated in your financial statement footnotes in accordance with paragraph 7 of SFAS 129. Please revise accordingly.

4.   Refer to the final column of the table on page 42. The column is titled "Common Shares Issued (in lieu of cash dividend)." We assume that this number represents the common shares that would be issued if you elected to pay the dividend in common stock. That is, we assume that no dividends were actually declared and/or paid in common stock. In this regard, we note no such actual stock issuances in lieu of cash dividends in the historical Statements of Stockholders' Equity. If our assumption is correct, please clarify in the filing. Alternatively, please advise as to how our assumption is incorrect and show us how the actual stock issuances are presented in your Stockholders' Equity Statements.

5.   Also, we understand that preferred stock dividends and salaries may be taken in the form of company shares at the option of the holder and/or employee. In such cases, the dollar amount owed is divided by one-third of the most recent or "current" share "value" in order to determine the number of common shares to be issued in lieu of cash. If true, please expand your disclosures here and in the footnotes to the financial statements to clarify this fact and to explain how and/or as of what date the most recent or "current" share value is determined.

6.   Finally, if the offering is successful and/or the company the company becomes public, it appears that the remaining two-thirds of the fair value of the shares issued in these transactions should be recorded as compensation expense. Please discuss the consideration given to this issue with regard to future transactions.

Audited Financial Statements (Years Ended April 30, 2007 and 2006)

Statements of Operations, page F-3

7.   It appears that interest expense should be reclassified to include it under the caption of "Other Income (Expense)" along with interest income. In addition, for the line item "stock based compensation," indicate if this is the non-cash component of SG&A relating to compensation cost; in this regard, if true, please re-label the line item as "SG&A-Stock-based compensation." Alternatively, please include it within SG&A expense and disclose the stock-based compensation amount parenthetically on the face of the income statement.

8.   Please include the cumulative amount of "net loss" in the column labeled "For the Period May 22, 1997 (Inception) to April 30, 2007." Such amount appears to have been inadvertently omitted in this amendment.

Statement of Stockholders' Equity, page F-5

9.   Please label the applicable columns "As restated" as requested in our prior comment 8. We note you made the revisions to the balance sheets, statements of operations and cash flows, to designate the columns "as restated."

Note G – Restatement, page F-18

10.   We note your disclosures made in response to prior comment 8. Expand the discussion to describe the nature of the $85,500 adjustment made to SG&A expenses.

Interim Financial Statements (Nine Months Ended January 31, 2008)

Statements of Operations, page F-3

11.   Refer to your response to our prior comment 24 and the revisions you have recorded. If the 804,664 common shares were issued in settlement of the accrued salaries balance of $938,722 at April 30, 2007 (and if the debits to this accrual were previously recorded as salary or SG&A expenses in the appropriate accounting periods), the $938,722 should not appear again as an expense item in your income statement for the interim period ended January 31, 2008. This balance should also not appear as an adjustment to reconcile net loss to cash flows used in operating activities in your cash flow statement for the interim period ended January 31, 2008. Please restore your previous balances or explain why your current presentation is correct.

Note E. Stockholders' Equity, page F-14

12.   Refer to your response to our prior comment 16 with respect to the 794,286 shares due to your employees. Based upon your responses to date, we understand that you consider 397,143 shares to have been due as of April 30, 2006 and an additional 397,143 shares to have been due as of April 30, 2007 under the related agreements. However, you have not issued the shares that were due for those fiscal years because you "were advised not to make any issuances that would change our stockholders' equity schedule and until our filing was effective." As payment is due in shares only (rather than in cash) and as you did not issue the shares, you did not record the resulting expense in your financial statements. Instead you expect to record the charge upon effectiveness of your registration statement. If our understanding is correct, we are not persuaded that your present accounting methodology is in accordance with GAAP. Since your financial statements should reflect all costs of doing business, we believe that the shares should be valued, and the resulting expense recorded in the appropriate fiscal periods just as they have been in prior years. If the resulting obligation is payable only in shares, we will not object if you record the corresponding credit balance in the Stockholders' Equity section of the balance sheet. This account might be captioned "Common stock to be issued" and its nature and purpose should be explained in the footnotes to the financial statements. This comment applies to the unissued shares earned in fiscal 2008 under these agreements as well. Refer, by analogy, to Topics 1-B and 5-T of the Staff Accounting Bulletins for guidance.

13.   In this regard, we note your remarks in the third and fourth paragraphs on page F-18 that you did not issue any shares of common stock to the note holders for payment deferrals and/or for deferment of interest payments during the year ended April 30, 2007. We assume that these shares are included in the 794,286 shares referenced above. If our understanding is not correct, please value these shares and record the related expense in the manner described above.

Note F – Commitments and Contingencies, page F-17

We have reviewed your responses to prior comment 15, 16, 17, and 18 and have the following comments:

14.   Reference is made to the first three paragraphs under this heading pertaining to the employment contracts entered into in 1997. We note that as of April 30, 2007, it appears you have accrued the total contingent liability of $938,722 in your audited balance sheet as "Accrued salaries to related parties." We also assume you have been expensing in each fiscal year, the applicable earned amount as salary expense and that such expense has been included in the statements of operations line item "Selling, general and administrative" expenses. Please tell us if the above is true, and if not, please advise how you were recording the annual salary expense under the employment contracts.

15.   Refer to your response to our prior comment 18. We understand that the terms of the previous employment contracts dated May 1, 2007 remain in effect, except for the amendment to the "Additional Benefits" clause cited in the March 7, 2008 document. If our understanding, please provide us with the March 7, 2008 amended employment agreement for Mr. Nolan Gisser as it does not appear to have been included in the exhibits.

16.   In addition, we understand that the Company may no longer repurchase shares previously issued under this provision at the current share price even if funds are available. If true, please add a footnote to the filing to fully describe the original and the amended terms of this provision. In this regard, your amendment does not address shares to be issued after March 7, 2008. We assume that shares issued subsequent to the date of this amendment will be subject to repurchase. If true, please clarify this fact in your footnote and classify and account for any such shares under EITF D-98 as requested in our original comment. Please revise and advise, as appropriate.

17.   Refer to your response to our prior comment 15 with respect to the 550,000 common shares due to be issued to the four directors as part of their employment contracts. Based upon your responses to date, we understand that the related stock options have been earned and granted over a ten year period, but that they have not been formally "issued" or exercised to date because you have been involved in various regulatory matters with the NASD and with this registration process. You indicate that you were advised "not to make any issuances of stock that would, in effect, change" your stockholders' equity schedule. Since you considered the exercise of all of the options to be "contingent upon" the effectiveness of the registration statement, you did not record any related compensation expense in your financial statements. As we discussed in our above comment under the caption "Stockholders' Equity," we believe that the financial statements should include all of the costs of doing business. This belief is consistent with your observation in response 15 that "It would seem that the options are awarded for the performance as employee for the year and were earned as a percentage of time going through the year." Accordingly, we do not believe that your current accounting methodology is in compliance with GAAP.

18.   We have reviewed the schedules of options due that you have provided with your most recent response. As of April 30, 2006 we note that 495,000 stock options, earned over the previous nine years, were due to the four directors. An additional 55,000 options were earned in fiscal 2007 resulting in a balance of 550,000 common stock options due as of April 30, 2007. The common stock options to be received each fiscal year are based upon the contractual terms of the individual employment agreements. The stock options earned through April 30, 2007 have no expiration date and have a per share exercise price of one penny. You state in your response that there is no provision in the employment agreements for the issuance of the shares and that you will not issue any shares until the registration statement is declared effective. Therefore, it appears to us that the effectiveness of the registration statement constitutes a "performance condition" affecting exercisability or vesting, as defined in the glossary of SFAS 123(R), in Appendix E.

Accordingly, we believe that these options should have been accounted for in accordance with the guidance set forth in paragraphs 47, 48, A49 and A50 of the above referenced statement and with Illustration 5 of Appendix A thereto. In addition, the disclosures required under paragraph 64 of SFAS 123(R) should be provided. These comments apply to the additional options earned during fiscal 2008 as well.

19.   In this regard, your stated accounting policy footnote represents that you account for stock compensation under SFAS 123(R). As a nonpublic entity, we assume that you adopted SFAS 123(R) as of May 1, 2006 as required by paragraph 69c of that statement. Please consider and disclose the accounting method you utilized to account for these options in prior fiscal years under paragraph 11 of SFAS 123 when implementing the requirements of SFAS 123(R).

20.   Please revise your financial statements to comply with our comments or advise us as to how our understanding is not correct. Your attention is invited to the disclosure requirements of paragraph 26 of SFAS 154 with regard to the accompanying disclosure requirements for correction of an error as well.

Age of Financial Statements

21.   Please continue to consider the financial statement updating requirements set forth in new Article 8, Rule 8-08, of Regulation S-X. For guidance, please refer to Section IV, "Compliance Dates," of SEC Release No. 33-8876, "Smaller Company Regulatory Relief and Simplification," which became effective on February 4, 2008 and our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml . Please note that you may continue to use the disclosure format and content based on the "SB" form until six months after the effective date of the Release. Further, please note that you will have to include audited financial statements for the two years ended April 30, 2008 and related financial information (such as, but not limited to, Capitalization, Dilution, and MD&A) in an amended filing to the Registration Statement on Form S-1.

Accountants' Consent

22.   Amendments to the Registration Statement on Form S-1 should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. Please ensure that the consents refer to the Form S-1/A rather than Form SB-2/A. In addition, the Exhibit 15 consent should clarify whether the auditors' review report is dated March 14, 2008 or March 15, 2008, as shown on page F-1 of the January 31, 2008 interim financial statements.

Signatures, page 57

23.   Please include the signature of the person acting as the Principal Financial Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ms. Beverly Singleton at (202) 551-3328 or Ms. Margery Reich at (202) 551-3347 with any questions. If you need further assistance, you may contact me at (202) 551-3211.

Regards,

David R. Humphrey
Branch Chief

cc: Via Facsimile (516) 371-4598
        Miles Garnett, Esq.